SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)

                          FIBERNET TELECOM GROUP, INC.
                          ----------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                    ----------------------------------------
                         (Title of Class of Securities)

                                    315653105
                         ------------------------------
                                 (CUSIP Number)


                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
                    ----------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 10, 2003
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                              Page 2 of 14 Pages

CUSIP No. 315653105
          ---------

         1        NAME OF REPORTING PERSON
                  IRS IDENTIFICATION NO. OF REPORTING PERSON:

                           Nortel Networks Corporation

         2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) (b)

         3.       SEC USE ONLY

         4.       SOURCE OF FUNDS (See Instructions):OO*

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

-------------------------- -----------------------------------------------------

NUMBER OF                       7.  SOLE VOTING POWER             34,130,953**
SHARES                                                          ----------------
BENEFICIALLY
OWNED BY EACH                   8.  SHARED VOTING POWER               -0-
REPORTING PERSON                                                ----------------
WITH
                                9.  SOLE DISPOSITIVE POWER        34,130,953**
                                                                ----------------

                                10. SHARED DISPOSITIVE                -0-
                                    POWER                       ----------------

-------------------------- -----------------------------------------------------

         11.      AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  34,130,953**

         12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 3.3%***

         14.      TYPE OF REPORTING PERSON (See Instructions): CO

--------------------------

* In consideration for the receipt of 51,942,950 shares of the Issuer's common stock, Nortel Networks Inc. exchanged $5,018,546 of senior debt previously held by Nortel Networks Inc. The Issuer additionally reduced the exercise price of warrants to purchase 18,571,429 shares of the Issuer's common stock from $0.12 to $0.001. Nortel Networks Inc. subsequently exercised the warrants in a cashless exercise for 18,416,667 shares of the Issuer's common stock and sold such shares, along with the 51,942,950 shares of the Issuer's common stock and 31,583,333 other shares of Common Stock, to a third-party for $3,000,000.

**       The  common  stock is held by  Nortel  Networks  Inc.,  a  wholly-owned subsidiary of Nortel Networks Limited, which in turn is a wholly-owned subsidiary of Nortel Networks Corporation.



*** Calculated, pursuant to Exchange Act Rule 13d-3, on the basis of 1,035,558,628 shares of common stock of the Issuer issued and outstanding as of January 10, 2003 post-closing of the Issuer's refinancing transaction, of which this transaction is a part, as represented to Nortel Networks Inc. by the Issuer.

                                                              Page 3 of 14 Pages

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D

         This Amendment No. 4 amends the Statement on Schedule 13D filed on February 12, 2001, as amended by Amendment No. 1 filed on December 11, 2001, Amendment No. 2 filed on November 4, 2002, and Amendment No. 3 filed on November 12, 2002 (as amended, the "Statement") by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of FiberNet Telecom Group, Inc. ("FiberNet"). Capitalized terms used and not defined herein have the meanings set forth in the Statement. The Statement, as amended by this Amendment No. 4, is referred to herein as "Schedule 13D."

         With respect to Items 2, 4, 5 and 6 of the Statement, the Schedule I attached to the Statement is hereby replaced with the Schedule I attached hereto.

Item 1.  Security and Issuer

         Item 1 of the Statement is hereby amended to include the following after the first sentence:

         The 34,130,953 shares of Common Stock are beneficially owned by Nortel Networks Corporation but held by Nortel Networks Inc., a wholly-owned subsidiary of Nortel Networks Limited, which is in turn a subsidiary of Nortel Networks Corporation.

Item 2.    Identity and Background

         Item 2(d) - (e) is hereby restated:

         (d) - (e) During the last five years, neither Nortel Networks Corporation, nor, to the knowledge of Nortel Networks Corporation, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Statement is hereby to include the following paragraphs after the fourth paragraph:

         On January 10, 2003, Nortel Networks Inc. received 51,942,950 shares of Common Stock from FiberNet for $5,018,546 of senior debt of FiberNet previously held by Nortel Networks Inc. FiberNet additionally reduced the exercise price of warrants held by Nortel Networks Inc. to purchase 18,571,429 shares of Common Stock from $0.12 to $0.001.

                                                              Page 4 of 14 Pages

         Immediately after the above transaction, Nortel Networks Inc. exercised the warrants in a cashless exercise for 18,416,667 shares of Common Stock and sold such shares, along with the 51,942,950 shares of Common Stock and 31,583,333 shares of other Common Stock, to a third-party for $3,000,000.

Item 4.  Purpose of the Transaction

         Item 4 of the Statement is hereby amended to read as follows:

         The 11,459,041 shares of Common Stock beneficially owned by Nortel Networks Inc. at February 1, 2001 were issuable upon the conversion of 426,333 shares of Series H Preferred Stock and 62,500 shares of Series I Preferred Stock. At their respective original issuance dates, the Series H Preferred Stock was convertible into 4,263,330 shares of Common Stock and the Series I Preferred Stock was convertible into 625,000 shares of Common Stock. Pursuant to the Certificate of Incorporation, following the issuance by FiberNet of 6,440,000 shares of Common Stock and warrants to purchase approximately 1,488,000 shares of Common Stock, the number of shares of Common Stock into which the Series H Preferred Stock is convertible increased to 9,744,755 and the number of shares of Common Stock into which the Series I Preferred Stock is convertible increased to 1,714,286.

         As of December 7, 2001, and as the result of accrued dividends payable with respect to the Series H Preferred Stock and Series I Preferred Stock, the Series H Preferred Stock was convertible into an aggregate of 10,472,366 shares of Common Stock and the Series I Preferred Stock was convertible into an aggregate of 1,901,253 shares of Common Stock.

         In connection with the December 7, 2001 transaction, Nortel Networks Inc. (a) converted 373,947 shares of Series H Preferred Stock into 8,547,360 shares of Common Stock, and (b) converted all of its shares of Series I Preferred Stock into 1,901,253 shares of Common Stock. In addition, in connection with the December 7, 2001 transaction, the number of shares of Common Stock into which Nortel Networks Inc.'s remaining 100,000 shares of Series H Preferred Stock are convertible increased to 7,633,588.

         Nortel Networks Inc. sold all of its remaining Common Stock (9,826,865 shares of Common Stock) and Series H Preferred Stock (104,578 shares of Series H Preferred Stock, which included 4,578 shares due to accrued dividends) on October 30, 2002 for $0.0413 per share of Common Stock and $3.1503 per share of Series H Preferred Stock.

         On October 30, 2002, Nortel Networks Inc. received 62,857,143 shares of Common Stock and the Warrant from FiberNet for $9,428,571 of senior debt of FiberNet previously held by Nortel Networks Inc.

         The October 30, 2002 transaction was part of a larger corporate transaction by FiberNet, which included the sale of FiberNet senior debt held by several other investors to FiberNet for shares of Common Stock and warrants from FiberNet, as well as the issuance of shares of Common Stock of FiberNet to new investors. As part of this larger corporate transaction, Nortel Networks Inc. sold certain other FiberNet debt to a third party pursuant to the Note Purchase

                                                              Page 5 of 14 Pages


Agreement dated as of October 30, 2002 by and among Nortel Networks Inc. and SDS Merchant Fund, L.P.

         On November 11, 2002, Nortel Networks Inc. received 2,857,143 shares of Common Stock and the Second Warrant from FiberNet for $285,714.29 of accrued interest on indebtedness of FiberNet previously held by Nortel Networks Inc.

         The November 11, 2002 transaction was part of a larger corporate transaction by FiberNet, which included the conversion of accrued interest on FiberNet indebtedness held by several other investors for shares of Common Stock and warrants from FiberNet, and the conversion of a note held by a third party.

         On January 10, 2003, Nortel Networks Inc. received 51,942,950 shares of Common Stock from FiberNet for $5,018,546 of senior debt of FiberNet previously held by Nortel Networks Inc. FiberNet additionally reduced the exercise price of warrants held by Nortel Networks Inc. to purchase 18,571,429 shares of Common Stock from $0.12 to $0.001. Nortel Networks Inc. immediately exercised the warrants in a cashless exercise for 18,416,667 shares of Common Stock and sold such shares, along with the 51,942,950 shares of Common Stock and 31,583,333 other shares of Common Stock, to a third-party for $3,000,000.

         The January 10, 2003 transactions were part of a larger transaction by FiberNet, which included the sale of FiberNet senior debt held by two other lenders to FiberNet for shares of Common Stock and a reduction of the exercise price of FiberNet warrants held by the other two lenders, which the two lenders also immediately exercised in a cashless exercise. FiberNet additionally reduced the exercise price of warrants from FiberNet held by other investors and agreed to grant to the third-party purchaser of Nortel Networks Inc.'s shares of Common Stock material rights and benefits not previously granted to investors in FiberNet. Also in connection with the transaction, each of the parties to the First Amended and Restated Investor's Rights Agreement and First Amended and Restated Shareholders Agreement with FiberNet agreed to waive all provisions in such agreements that would preclude the transactions and the First Amended and Restated Investor's Rights Agreement was terminated as between FiberNet and Nortel Networks Inc.

         Except as set forth in this Schedule 13D, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named on Schedule I hereto, has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, other than sales of shares of Common Stock of FiberNet that Nortel Networks Inc. may make from time to time based on market conditions.

Item 5.  Interest in Securities of the Issuer

         (a) Number and Percentage of Securities Owned:

                  The first paragraph of Item 5(a) is hereby amended to read as follows:

                                                              Page 6 of 14 Pages


                  Nortel  Networks   Corporation  is  the  beneficial  owner  of
         34,130,953 shares of Common Stock, representing approximately 3.3% of the Common Stock issued and outstanding.

                  The second paragraph of Item 5(a) is hereby amended to read as follows:

                  Except as set forth in this Schedule 13D, neither Nortel Networks Corporation or, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereby beneficially own any shares of Common Stock.

          (b) Type of Ownership:

                  Item 5(b) is hereby amended to read as follows:

                  Nortel Networks Corporation has the sole power to vote or to direct the vote or to dispose or direct the disposition of the 34,130,953 shares of Common Stock.

         (c) Transactions in Securities:

                  On January 10, 2003, (a) Nortel Networks received 51,942,950 shares of Common Stock from FiberNet for $5,018,546 of senior debt of FiberNet previously held by Nortel Networks Inc. in a private sale pursuant to a Debt Exchange Agreement between Nortel Networks Inc. and FiberNet; (b) FiberNet reduced the exercise price of warrants held by Nortel Networks Inc. to purchase 18,571,429 shares of Common Stock from $0.12 to $0.001 pursuant to a Warrant Agreement Amendment No. 2 by and among Nortel Networks Inc., FiberNet, Bank One, N.A. and Toronto Dominion (Texas), Inc.; (c) Nortel Networks Inc. immediately exercised the warrants in a cashless exercise for 18,416,667 shares of Common Stock; and (d) Nortel Networks Inc. sold the 18,416,667 shares of
         Common Stock, along with the 51,942,950 shares of Common Stock and 31,583,333 other shares of Common Stock, to a third-party for
         $3,000,000, or $0.02943 per share, in a private sale pursuant to a Stock Purchase Agreement by and among Nortel Networks Inc. and the purchasers listed on Exhibit A thereto.

                  Except as otherwise described herein, neither Nortel Networks Corporation nor, the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has effected any transaction in FiberNet Common Stock since the filing of Amendment No. 3 to the Statement on November 12, 2002.

         (d) Right to Receive Dividends:

                  Item 5(d) is hereby amended to read as follows:

                  Nortel Networks Inc. holds all rights associated with its shares Common Stock and, including the right to receive dividends on such shares of Common Stock.

                                                              Page 7 of 14 Pages



         (e)      Beneficial Ownership:

                  Nortel Networks Corporation ceased to be the beneficial owner of more than five percent of FiberNet Common Stock on January 10, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended to include the following paragraphs:

         Nortel Networks Inc. is a party to a Debt Exchange Agreement, dated as of January 10, 2003 between FiberNet and Nortel Networks Inc. in order to provide for, subject to certain conditions, the exchange of 51,942,950 shares of Common Stock from FiberNet for $5,018,546 of senior debt of FiberNet previously held by Nortel Networks Inc.

         Nortel Networks Inc. is additionally a party to a Stock Purchase Agreement, dated as of January 10, 2003 by and among Nortel Networks Inc. and the purchasers listed on Exhibit A thereto (the "Purchasers"), which provides for a sale by Nortel Networks Inc. to the Purchasers an aggregate of 101,942,950 shares of Common Stock for $3,000,000.

         Nortel Networks Inc. is also a party to a Warrant Agreement Amendment No. 2, dated as of January 10, 2003, by and among FiberNet, Nortel Networks Inc., Bank One, N.A. and Toronto Dominion (Texas), Inc., which provides for the amendment of the exercise price of warrants held by Nortel Networks Inc. to purchase 18,571,429 shares of Common Stock from $0.12 to $0.001.

         Nortel Networks Inc. is further a party to an Amendment and Wavier, dated as of January 10, 2003, by and among FiberNet, Nortel Networks Inc., Deutsche Bank AG New York Branch, IBM Credit LLC, Wachovia Investors, Inc., Bank One, N.A. and Toronto Dominion (Texas), Inc., which provides for the waiver by the parties of all provisions in that certain First Amended and Restated Investor's Rights Agreement and First Amended and Restated Shareholders Agreement that would preclude the transactions. The Amendment and Wavier additionally terminates the First Amended and Restated Investor's Rights Agreement as between Nortel Networks Inc. and FiberNet.

Item 7.  Material to Be Filed as Exhibits

         Item 7 is hereby amended to include the following:

Exhibit 10 Debt Exchange Agreement, dated as of January 10, 2003 between FiberNet Telecom Group, Inc. and Nortel Networks Inc.

Exhibit 11 Stock Purchase Agreement, dated as of January 10, 2003 by and among Nortel Networks Inc. and the purchasers listed on Exhibit A thereto.

Exhibit 12 Warrant Agreement Amendment No. 2, dated as of January 10, 2003 by and among FiberNet Telecom Group, Inc., Nortel Networks Inc., Bank One, N.A. and Toronto Dominion (Texas), Inc.

                                                              Page 8 of 14 Pages



Exhibit 13. Amendment and Wavier, dated as of January 10, 2003 by and among FiberNet Telecom Group, Inc., Nortel Networks Inc., Deutsche Bank AG New York Branch, IBM Credit LLC, Wachovia Investors, Inc., Bank One, N.A. and Toronto Dominion (Texas), Inc..

                                                              Page 9 of 14 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 14, 2003.

                                    NORTEL NETWORKS CORPORATION



                                    By: /s/ K. B. Stevenson
                                       ----------------------------------------
                                       Name: K. B. Stevenson
                                       Title: Treasurer



                                    By: /s/ Blair F. Morrison
                                       ----------------------------------------
                                       Name: Blair F. Morrison
                                       Title: Assistant Secretary

                                                             Page 10 of 14 Pages


                                   SCHEDULE I

                           NORTEL NETWORKS CORPORATION
                           AND NORTEL NETWORKS LIMITED
                        DIRECTORS AND EXECUTIVE OFFICERS

         The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation and Nortel Networks Limited is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation and Nortel Networks Limited, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.



NAME AND CITIZENSHIP                                         PRESENT PRINCIPAL OCCUPATION
                                                                      OR EMPLOYMENT
DIRECTORS

         James Johnston Blanchard                            Piper Rudnick
         American                                            901-15th Street, N.W., Suite 700
                                                             Washington, DC  20005-2301 U.S.A.


         Robert Ellis Brown                                  Director
         Canadian/British                                    Nortel Networks Corporation and
                                                             Nortel Networks Limited

         John Edward Cleghorn                                Chairman of the Board
         Canadian                                            SNC-Lavalin Group Inc.
                                                             200 Bay Street, South Tower, Suite 3115
                                                             Royal Bank Plaza
                                                             Toronto, Ontario  M5J 2J5  Canada

         Frank Andrew Dunn                                   President and Chief Executive Officer
         Canadian                                            Nortel Networks Corporation
                                                             and Nortel Networks Limited

         L. Yves Fortier                                     Chairman and Senior Partner
         Canadian                                            Ogilvy Renault
                                                             1981 McGill College Avenue, 12th Floor
                                                             Montreal, Quebec  H3A 3C1  Canada

         Robert Alexander Ingram                             Chief Operation Officer and President
         American                                            Pharmaceutical Operations
                                                             GlaxoSmithKline
                                                             5 Moore Drive, Research Triangle Park, N.C.  27709
                                                             USA

         William Arthur Owens                                Co-Chief Executive Officer and Vice Chairman
         American                                            Teledesic LLC
                                                             1445 120th Avenue N.E.
                                                             Bellevue, Washington
                                                             98005 U.S.A.

                                                             Page 11 of 14 Pages


         Guylaine Saucier                                    1321 Sherbrooke Street West, Suite C-61
         Canadian                                            Montreal, Quebec H3G 1J4  Canada

         Sherwood Hubbard Smith, Jr.                         Chairman Emeritus of the Board
         American                                            CP&L
                                                             One Hanover Square Building
                                                             411 Fayetteville Street Mall
                                                             Raleigh, North Carolina  27601-1748  U.S.A.

         Lynton Ronald Wilson                                Chairman of the Board
         Canadian                                            CAE Inc.
                                                             483 Bay Street
                                                             Floor 7, North Tower
                                                             Toronto, Ontario  M5G 2E1  Canada

                                                             Chairman of the Board of Nortel Networks Corporation
                                                             and Nortel Networks Limited
OFFICERS

         Frank Andrew Dunn                                   President and Chief Executive Officer
         Canadian

         Douglas Charles Beatty                              Chief Financial Officer
         Canadian

         Nicholas John DeRoma                                Chief Legal Officer
         American

         D. Gregory Mumford                                  Chief Technology Officer
         Canadian

         Pascal Debon                                        President, Wireless Network
         French

         Chahram Bolouri                                     President, Global Customer Care and Supply Chain
         Canadian                                            Operations


         Brian William McFadden                              President, Optical Networks
         Canadian

         Gary Richard Donahee                                President, Americas
         American

         Stephen Charles Pusey                               President, Europe, Middle East and Africa
         U.K.


         Susan Spradley                                      President, Wireline Networks
         American

         Masood Ahmad Tariq                                  President, Asia and Global Alliances
         American/Canadian

         William John Donovan                                Senior Vice-President, Human Resources
         American

                                                             Page 12 of 14 Pages

         Michael Jerard Gollogly                             Controller
         Canadian

         Adrian Joseph Donoghue                              General Auditor
         Canadian

         Katharine Berghuis Stevenson                        Treasurer
         Canadian/American

         Deborah Jean Noble                                  Corporate Secretary
         Canadian

         Steven Leo Schilling                                President, Enterprise Accounts
         American

         Linda Faye Mezon                                    Assistant Controller
         Canadian/American

         John Marshall Doolittle                             Vice-President, Tax
         Canadian

         Blair Fraser Morrison                               Assistant Secretary
         Canadian

         MaryAnne Elizabeth Pahapill                         Assistant Treasurer
         Canadian

         Malcolm Kevin Collins                               President, Enterprise Networks
         U.K.

         Albert Roger Hitchcock                              Chief Information Officer
         U.K.

         Robert Mao                                          President and Chief Executive Officer,
         American                                            Nortel China

         Dion Joannou                                        President, CALA
         American



                                                             Page 13 of 14 Pages


                            DIRECTOR AND OFFICERS OF
                              NORTEL NETWORKS INC.

         The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the director and executive officers of Nortel Networks Inc. is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Inc., 200 Athens Way, Nashville, Tennessee 37228-1397 USA.


DIRECTORS

         Mary M. Cross                                       President and Vice-President, Finance
         American

         Katharine B. Stevenson                              Treasurer, Nortel Networks Corporation
         Canadian/American                                   and Nortel Networks Limited
                                                             8200 Dixie Road, Suite 100
                                                             Brampton, ONtario L6T 5P6
                                                             Canada

OFFICERS

         Mary M. Cross                                       President and Vice-President, Finance
         American

         Lynn C. Egan                                        Assistant Secretary
         American

         Thomas A. Gigliotti                                 Assistant Secretary
         American                                            4001 E. Chapel Hill-Nelson Highway
                                                             Research Triangle Park, North Carolina  27709  U.S.A.

         Ernest R. Higginbotham                              Assistant Secretary and
         American                                            2221 Lakeside Blvd.
                                                             Richardson, Texas  75082-4399 U.S.A.

         Paul T. Knudsen                                     Assistant Secretary
         Canadian                                            5405 Windward Parkway
                                                             Alpharetta, Georgia  30004  U.S.A.

         Laurie Krebs                                        Vice President
         American                                            4001 E. Chapel Hill-Nelson Highway
                                                             Research Triangle Park, North Carolina  27709  U.S.A.

         William J. LaSalle                                  Secretary
         American                                            Nortel Networks Limited
                                                             8200 Dixie Road, Suite 100
                                                             Brampton, Ontario  L6T 5P6
                                                             Canada

         Monica L. Lester                                    Assistant Treasurer
         American

         Claudio Morfe                                       Assistant Secretary
         American                                            880 technology Park
                                                             Billerica, Massachusetts  01821  U.S.A.

                                                             Page 14 of 14 Pages

         Deborah J. Noble                                    Corporate Secretary, Nortel Networks Corporation and
         Canadian                                            Nortel Networks Limited
                                                             Assistant Secretary, Nortel Networks Inc.
                                                             8200 Dixie Road, Suite 100
                                                             Brampton, Ontario  L6T 5P6
                                                             Canada


         Allen Stout                                         Vice President, Finance
         American



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